Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

Kredivo, Southeast Asia’s leading Buy-Now, Pay-Later Platform and CNBC Indonesia Discuss Recent SPAC Deal with VPC Impact Acquisition Holdings II

Aline Wiraatmadia from CNBC Indonesia and Akshay Garg, CEO and Co-Founder of FinAccel dive into the firm’s journey to become a publicly traded company on Wall Street with a US $2.5B SPAC deal.

NEWS PROVIDED BY Kredivo Aug 25, 2021, 12:45 ET

JAKARTA, Indonesia, Aug. 25, 2021 /PRNewswire/ -- Akshay Garg, CEO and Co-founder of FinAccel, the parent of Kredivo, the leading AI-enabled digital consumer credit platform in Southeast Asia, sat down with CNBC Indonesia. The interview dove deeper into the recent news that Kredivo and VPC Impact Acquisition Holdings II (NASDAQ: VPCB) (“VPCB”), a special purpose acquisition company sponsored by Victory Park Capital (“VPC”) entered into a definitive agreement for a business combination that will result in FinAccel becoming a publicly traded company.

Kredivo is the first Southeast Asian fintech firm to list in the US and gain a spot on Wall Street. The valuation of the company is US $2.5 billion, and the transaction will deliver more than US $430 million of cash to its balance sheet. They are on the ground floor of a digital disruption in Indonesia and other emerging markets in the region.

FinAccel’s Decision to Go Public via a SPAC Structure

CNBC representative, Aline Wiratmaja, sat down with CEO Akshay Garg to learn more about FinAccel and its decision to go public and why doing so via SPAC was the optimal choice for the business. The long relationship between Kredivo and Victory Park Capital also includes a US $200 million credit facility committed to the expansion of the company and its core product offerings. When asked about his decision to take the company public via SPAC, Akshay explains that the company’s goal was “not necessarily to go down the SPAC route. But if you look at the advantages of the SPAC structure, which is that it allows you to go public relatively faster than a traditional IPO route, and it gives you pricing and deal certainty right in the beginning.”

The Challenges and Triumphs of a Southeast Asian Tech Company Listing in the US

When taking a look at the startup landscape in the US stock exchanges it’s quite rare for technology companies from Southeast Asia to get listed on the NASDAQ and New York Stock Exchange. Akshay explains that “there is a reason that the US is the deepest capital market in the world, from the New York Stock Exchange, and the NASDAQ, you’re looking at what are the largest public markets anywhere in the world. And there is a reason that some of the world’s largest, best companies choose to list in the US. You get access to very deep capital markets, which you just don’t get in most other places in the world. Now, that also makes it significantly harder.”

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The US provides a high quality institutional base and offers the ability to raise large amounts of capital, but a firm needs to generate at least US $100 million in annual revenue in order to be a good listing candidate and get adequate institutional coverage.

•	In addition, the fragmentation and diversity of the South East Asian region makes it more challenging to grow a larger business compared to India or China.

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But Kredivo believes this will change, emphasized by Akshay’s hope that “they can set a good example for more companies to list, because if you’re able to do it, it sets a very high quality bar for the company’s audit, regulatory, and compliance practices.”

FinAccel Leading the Pack in Indonesia

FinAccel has seen great success in Indonesian markets and has the highest coverage in the market with eight out of the top ten Indonesian merchants in partnerships. They are able to help these businesses increase sales, and at the same time add tremendous value to their own customer base of approximately 4 million individuals as of 2021 through access to credit, with some of the lowest interest rates in the country.

E-commerce is a very high growth industry, expected to reach US $100 billion GMV by 2025. FinAccel has been growing at 3x the e-commerce market growth rate, about 200% over the last few years. With only 8 million credit card holders in Indonesia, Kredivo is able to fill a gap and serve a need to provide customers with low cost credit and help spread the value of their purchases over time, from 30 days to 12 months.

Kredivo’s Consolidated Business Development Plan in Indonesia and Future Plans

Kredivo’s goal is to responsibly provide fast, affordable, and widely accessible credit to millions of Indonesians. The company is one of the lowest cost credit providers outside of a credit card in the country today. They are looking into “education, loans, motorcycle loans, digital banking, and more” but potentially looking at expansion further down the line, as it is too early to comment at this time. But Akshay expresses hope that they will serve 15 to 20 million customers in Indonesia in the future.

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“We’re very excited about the future,” said Akshay; “I think, as you’re aware, given our public announcements, we are the clear leader in a very fast growing Buy Now Pay Later space. We intend to consolidate our position there and are also very keen to expand our Buy Now Pay Later business across the region, since there are other countries, such as Vietnam, Philippines, Thailand, that also suffer from, to varying degrees, the lack of credit access that we actually see in Indonesia today.”

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“Square, which is among the largest payment companies in the United States, bought Afterpay, which is one of the global leaders in the Buy Now Pay Later space, it was a US $30 billion acquisition. So you can clearly see the value that the Buy Now Pay Later providers are actually providing today.”

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“But at the end of the day, we’re still a relatively small company within Indonesia’s trillion dollar economy. We believe that credit is very important and drives economic growth anywhere in the world. Savings does not, credit does. Savings translates into credit. That’s what translates into economic growth. And there is a very, very large need in Indonesia for more credit in the ecosystem to drive more and more economic growth.”

Indonesia is one of the countries ranked at the bottom of the credit access index, making it significantly harder for corporations, SMEs, or individuals to get credit. Many other companies alongside Kredivo are working to make this process easier by using technology to score these individuals and collect data more efficiently, and Kredivo is now generating credit metrics that are in line with the unsecured consumer credit portfolios of the top five or top 10 banks in the country.

“So our view is that we and other companies that are providing credit to society are really helping drive Indonesia’s economic growth,” said Akshay; “and that’s really the way in which we think we’re helping the country and society in general.”

About Kredivo

Kredivo is the leading digital credit platform in Indonesia that gives customers instant credit financing for ecommerce and offline purchases, and personal loans, based on real-time decisioning. Kredivo users can buy now and pay later with one of the lowest interest rates amongst digital credit providers in the country. Kredivo’s merchant partners benefit from instant point-of-sale financing, powered by its unique 2-click checkout. Kredivo is operated by FinAccel, a Singapore-headquartered financial technology company, with a mission to make financial services fast, affordable and accessible. FinAccel is backed by leading investors such as Mirae Asset, Naver, Square Peg Capital, Telkom Indonesia and Jungle Ventures, among others. Kredivo is supervised by OJK’s multi-finance division in Indonesia. To know more about FinAccel and Kredivo, visit www.finaccel.co and www.kredivo.com.

Media Contact:

Clarity PR, for Kredivo

630-346-4936

finaccel@clarity.pr

SOURCE Kredivo

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.